Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street  |  Palo Alto, CA 94304-1115  |  tel 650.233.4500  |  fax 650.233.4545

Davina K. Kaile

tel: +1.650.233.4564

dkaile@pillsburylaw.com

VIA EDGAR

May 17, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:  Erin Jaskot, Esq., Branch Chief

Katherine Bagley, Esq., Staff Attorney

Patrick Kuhn, Staff Accountant

Doug Jones, Staff Accountant

Re:	1stdibs.com, Inc.
Registration Statement on Form S-1
Submitted April 23, 2021
CIK No. 0001600641

Ladies and Gentlemen:

On behalf of 1stdibs.com, Inc. (the “Registrant”), we are providing this letter in response to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter, dated May 7, 2021 (the “Comment Letter”), relating to the Registrant’s Draft Registration Statement on Form S-1, confidentially submitted on April 23, 2021 (the “Draft Registration Statement”).

The Registrant is concurrently filing herewith the Registration Statement on Form S-1 (the “Registration Statement”), which reflects changes made in response to certain of the comments contained in the Comment Letter. A copy of the Registration Statement marked to show all changes from the Draft Registration Statement is being provided supplementally with a copy of this letter for the convenience of the Staff.

www.pillsburylaw.com

U.S. Securities & Exchange Commission

The responses below correspond to the numbering and headings of the paragraphs contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Registrant’s responses correspond to the page numbers of the Registration Statement. Capitalized terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted April 23, 2021

Key Factors Affecting Our Performance

Sourcing and Quality of Our Highly-Curated Luxury Supply, page 69

1.

We note your response to comment 3 that “the GMV retention rate has remained above 100% in each cohort and that this has been the case for all cohorts since the Registrant launched its e-commerce site in 2013.” To provide context for the average seller retention rate for the 2015 through 2019 cohorts, please amend your disclosure to inform investors that each of the years presented in your table do not necessarily include data for all of the cohorts in the 2015 through 2019 average. Please also disclose that the retention rate for each cohort has remained above 100% for each cohort separately, as you assert in your response. Alternatively, please break out the data separately for each cohort.

Response: The requested disclosure has been added under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Key Factors Affecting Our Performance – Sourcing and Quality of Our Highly-Curated Luxury Supply.”

Buyer Acquisition Costs and Lifetime Value, page 71

2.

We note your response to comment 4, and your amended disclosure on pages 73 and 74. Please amend your disclosure to briefly describe how you calculate and allocate retention marketing costs to your buyer cohorts. Further, please amend your graphic on page 72 to label your y axis to reflect the number of new active buyers shown.

Response: The requested disclosure regarding the calculation and allocation of retention marketing costs to the Registrant’s buyer cohorts has been added under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Key Factors Affecting Our Performance – Buyer Acquisition Costs and Lifetime Value.” The Registrant respectfully acknowledges the Staff’s comment regarding the referenced graphic and notes that the graphic was intended to reflect the relative size of new active buyers per quarter on an illustrative and representative basis

www.pillsburylaw.com

U.S. Securities & Exchange Commission

for background information purposes only. The Registrant respectfully submits that the primary focus of the disclosure was to note the overall growth in new active buyers and that the graphic itself, while illustrative, was not necessarily meaningful. Accordingly, upon further review, the referenced graphic on page 72 has been deleted.

*****

Please contact the undersigned at (650) 233-4564 or dkaile@pillsburylaw.com with any questions regarding the responses to the Staff’s comments or Registration Statement, or if you require any additional information. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Davina K. Kaile

Davina K. Kaile

cc:	David S. Rosenblatt

Tu Nguyen

Ronald A. Fleming

Stephen M. Davis

Edwin M. O’Connor

Erica D. Kassman

www.pillsburylaw.com